UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ADTRAN, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	0-24612	63-0918200
(State of Incorporation)	(Commission file number)	(I.R.S. Employer Identification Number)

901 Explorer Boulevard, Huntsville, Alabama 35806-2807

(Address of principal executive offices, including zip code)

(256) 963-8000

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

We determined that substantially all of our products contain conflict minerals. We performed a reasonable country of origin inquiry and concluded that the origin of our conflict minerals could not be determined. As such, we proceeded to exercise due diligence in accordance with the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

We have prepared a Conflict Minerals Report, which is attached to this Form SD as an exhibit. This Conflict Minerals Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the disclosures required by the SEC.

We have disclosed the information above, along with a copy of our Conflict Minerals Report and related materials, on our website, www.adtran.com.

Item 1.02	Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibits are filed as part of this Form SD.

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ADTRAN, Inc. (Registrant)

Date: May 30, 2014	By:/s/ James E. Matthews
James E. Matthews Senior Vice President – Finance, Chief Financial Officer, Treasurer, Secretary and Director (Principal Accounting Officer)